UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

On October 25, 2018, Deutsche Bank AG published the media release set forth below. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Media Release | October 25, 2018

Supervisory Board makes management changes

Frank Kuhnke appointed to the Management Board. Asoka Wöhrmann becomes a Senior Group Director for the asset management business. Nicolas Moreau to leave the bank at year-end

The Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) is making changes to the management of the bank. Frank Kuhnke, the current Chief Operating Officer, will be appointed a member of the Management Board with effect from January 1, 2019. Kuhnke has been a Senior Group Director (“Generalbevollmächtigter”) since April of this year. His responsibilities, which include Information Security, Data Management and Digital Strategy, will remain unchanged.

Nicolas Moreau, responsible for Asset Management, will leave Deutsche Bank at the end of this year. His role at the group level will be assumed by Asoka Wöhrmann, who will be permanently appointed a Senior Group Director with immediate effect. In this role he will report directly to Chief Executive Officer Christian Sewing. Wöhrmann will replace Moreau as Chief Executive Officer of DWS Group with immediate effect.

Wöhrmann was most recently Head of Deutsche Bank’s Private Clients business in Germany. He spent many years in a variety of global leadership roles at Deutsche Bank’s asset manager. Until 2015, he was responsible for the entire fund management business as global Chief Investment Officer.

Paul Achleitner, Chairman of the Supervisory Board of Deutsche Bank, acknowledged Moreau’s achievements: “We thank Nicolas Moreau for his important contributions to the bank as a whole and to Asset Management in particular. Under his leadership DWS was successfully floated on the stock exchange and the foundations were laid for growth”, said Achleitner. “In Asoka Wöhrmann we have appointed a Senior Group Director who has a profound knowledge of both DWS and our Private Clients business. We are convinced that under his management the success story will continue at this business that is so important for our bank.”

Achleitner also congratulated Kuhnke on his appointment to the Management Board: “Frank Kuhnke has already played a key role in simplifying the complex processes and structures in our bank. He will rigorously remain on that track as a member of the Management Board.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT
Date: October 26, 2018
	By:	/s/ Serdar Oezkan
	Name:	Serdar Oezkan
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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